UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-35747

Entergy New Orleans, Inc. (Exact name of registrant as specified in its charter)

1600 Perdido Street New Orleans, Louisiana 70112 (504) 670-3700 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock, Cumulative, $100 Par Value (Title of each class of securities covered by this Form)

First Mortgage Bonds, 5.0% Series due December 2052
First Mortgage Bonds, 5.50% Series due April 2066
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date of Preferred Stock, Cumulative, $100 Par Value: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy New Orleans, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2017	Entergy New Orleans, Inc. By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer